Exhibit 12

Casella Waste Systems, Inc.

Statement of Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Three Months Ended March 31, 2018	Fiscal Year Ended December 31,			Eight Months Ended December 31, 2014	Fiscal Year Ended April 30,
		2017	2016	2015		2014	2013
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(5,498)	$(37,052)	$(6,364)	$(10,430)	$(5,107)	$(25,511)	$(52,509)
Loss from equity method investments	—	—	—	—	—	936	4,441
Fixed charges	7,686	30,249	43,784	44,667	28,118	41,149	44,394
Less: interest capitalized	(7)	(295)	(273)	(62)	(333)	(256)	(368)

Earnings	$2,181	$(7,098)	$37,147	$34,175	$22,678	$16,318	$(4,042)

Interest expense (includes amortization of any premium, discount and deferred financing costs)	$6,454	$25,160	$38,942	$40,420	$25,639	$38,175	$41,570
Estimate of interest within rental expense	1,225	4,794	4,569	4,185	2,146	2,718	2,456
Interest capitalized	7	295	273	62	333	256	368

Fixed charges	$7,686	$30,249	$43,784	$44,667	$28,118	$41,149	$44,394

Consolidated ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(5,505)	$(37,347)	$(6,637)	$(10,492)	$(5,440)	$(24,831)	$(48,436)

Fixed charges from above	$7,686	$30,249	$43,784	$44,667	$28,118	$41,149	$44,394
Preferred stock dividends	—	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$7,686	$30,249	$43,784	$44,667	$28,118	$41,149	$44,394

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(5,505)	$(37,347)	$(6,637)	$(10,492)	$(5,440)	$(24,831)	$(48,436)